UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 8, 2026, Rezolve AI plc (the "Company") (i) issued a letter to shareholders of Commerce.com, Inc. concerning a potential exchange offer of shares of the Company in exchange for shares of series 1 common stock of Commerce.com, Inc. (the “Shareholder Letter”), (ii) issued a press release concerning the same (the “Press Release”) and (iii) released a video concerning the same (the “Video”). Copies of the Shareholder Letter, the Press Release, and a transcript of the Video are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

The information included in this report on Form 6-K, including Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such filing.

Exhibit No.	Description
99.1	Letter to shareholders of Commerce.com, Inc. dated April 8, 2026
99.2	Press release dated April 8, 2026
99.3	Transcript of Video Communication (dated April 8, 2026)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 8, 2026

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman